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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _____1_____)*

                          TRADER CLASSIFIED MEDIA N.V.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                 CLASS A COMMON SHARES, EURO 0.16 NOMINAL VALUE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   89254T102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 2002
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89254T102
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Louise T. Blouin MacBain
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Canada
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        258,492 shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   58,329,658 shares
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        258,492 shares
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   43,291,777 shares
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        58,588,150 Shares
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        64.2%

--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


ITEM 1.

         (a)   Name of Issuer


               Trader Classified Media N.V.

         (b)   Address of Issuer's Principal Executive Offices


               5-7 Rue Drouot, 75008 Paris, France


ITEM 2.

         (a)   Name of Person Filing


               Louise T. Blouin MacBain

         (b)   Address of Principal Business Office or, if none, Residence


               6 Holland Park Mews, London W11 3SU, United Kingdom

         (c)   Citizenship


               Canada

         (d)   Title of Class of Securities


               Class A Common Shares, Euro 0.16 nominal value

         (e)   CUSIP Number


               89254T102


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable


ITEM 4.  OWNERSHIP.
         (a)   Amount beneficially owned:

               Item 4(a) of the Schedule 13G regarding the beneficial ownership of Ms. Blouin MacBain is hereby amended and restated in its entirety as follows:

               John H. MacBain and Louise T. Blouin MacBain were formerly married and are now divorced. On February 14, 2001, Ms. Blouin MacBain together with Mr. MacBain filed a joint statement on
               Schedule 13G, pursuant to Rule 13d-1(k)(1), in respect of their respective interests in Trader Classified Media N.V. (formerly Trader.com N.V.) ("Trader"). As a result of the divorce, Ms. Blouin MacBain and Mr. MacBain no longer file a joint statement on Schedule 13G. Mr. MacBain files a separate report of beneficial ownership.

               The beneficial ownership analysis for Ms. Blouin MacBain is as follows:

               During 2002, Ms. Blouin MacBain established the Leo Trust, constituted by the laws of the Island of Guernsey, Channel Islands (the "Trust"). The trustee of the Trust is Rothschild Trust Guernsey Limited (the "Trustee"). Ms. Blouin MacBain and her children are beneficiaries of the Trust. The Trust is the indirect beneficial owner of 2,932,679 Class A Common Shares and 17,732,628 Class B Common Shares (Class B Common Shares are convertible into the equivalent number of Class A Common Shares at any time) of Trader.

               On September 27, 2002, Floscule B.V., a Dutch corporation in which Ms. Blouin MacBain has an indirect ownership interest ("Floscule") sold 1,033,598 Class A Shares, the proceeds of which were released to the Trust on or about October 30, 2002.

               On November 29, 2002, Floscule sold 2,466,402 Class A Shares, the proceeds of which were released to the Trust shortly thereafter.

               As of December 31, 2002, through her indirect ownership interest in Floscule and Beachcave Corporation N.V., a Netherlands Antilles corporation (collectively, the "Holdcos"), each of which are indirectly owned by Mr. MacBain and Ms. Blouin MacBain and in which Eric Teyssonniere de Gramont has an indirect interest, Ms. Blouin MacBain may be deemed the beneficial owner of the following Class A Common Shares:


               Class A Common Shares held by Holdcos beneficially owned by Ms. Blouin MacBain          2,932,679


               Class A Common Shares held by Holdcos beneficially owned by Mr. MacBain                 3,575,788


               Class A Common Shares held by Holdcos beneficially owned by Mr. Teyssonniere            221,191


               Options exercisable by Ms. Blouin MacBain within 60 days                                258,492


               TOTAL CLASS A COMMON SHARES DEEMED BENEFICIALLY OWNED BY MS. BLOUIN MACBAIN             6,988,150

               Ms. Blouin MacBain expressly disclaims beneficial ownership of 3,796,979 Class A Common Shares consisting of (a) 3,575,788 such shares held by the Holdcos beneficially owned by Mr. MacBain and
               (b) 221,191 such shares held by the Holdcos beneficially owned by Mr. Teyssonniere.

               Ms. Blouin MacBain may also be deemed the beneficial owner of the following Class B Common Shares, which are convertible into an equal number of Class A Common Shares at any time:


               Class B Common Shares held by Floscule beneficially owned by Ms. Blouin MacBain         17,732,627.5


               Class B Common Shares held by Floscule beneficially owned by Mr. MacBain                17,732,627.5


               Class B Common Shares held by Floscule beneficially owned by Mr. Teyssonniere           1,096,864


               TOTAL CLASS B COMMON SHARES DEEMED BENEFICIALLY OWNED BY MS. BLOUIN MACBAIN             36,562,119


               Ms. Blouin MacBain expressly disclaims beneficial ownership of 18,829,491.5 Class B Common Shares consisting of (a) 17,732,627.5 such shares held by Floscule beneficially owned by Mr. MacBain and (b) 1,096,864 such shares held by Floscule beneficially owned by Mr. Teyssonniere.

               Ms. Blouin MacBain has also entered into a Shareholders Agreement with all of the holders of the Class B Common Shares (which include two subsidiaries of Compagnie Generale d'Industrie et de Participations, now called Wendel Investissements ("Wendel"), Floscule and Mr. Blouin MacBain (the "Shareholders Agreement")) relating to, among other things, the voting of Class B Common Shares for the election of Trader's supervisory directors, the transferability of the Class B Common Shares and other matters relating to Trader (but not relating to the Class A Common Shares owned by Ms. Blouin MacBain, Mr. MacBain or Wendel, including any Class A Common Shares that Ms. Blouin MacBain, Mr. MacBain or Wendel may obtain upon conversion of Class B Common Shares). As a result of this Shareholders Agreement, Ms. Blouin MacBain may be deemed to be the beneficial owner of the following Class B Common Shares beneficially owned by Wendel which are convertible into an equal number of Class A Common Shares at any time:

               Class B Common Shares beneficially owned by Wendel                                      15,037,881


               TOTAL CLASS B COMMON SHARES HELD BY WENDEL DEEMED
               BENEFICIALLY OWNED BY MS. BLOUIN MACBAIN                                                15,037,881


               Ms. Blouin MacBain expressly disclaims membership in a group with Wendel and expressly disclaims beneficial ownership of all shares held directly or indirectly by Wendel.

               The indirect legal ownership of these Class A Common Shares and Class B Common Shares is in the process of being transferred from a series of companies formerly owned directly or indirectly by Ms. Blouin MacBain, Mr. MacBain and Mr. Teyssonniere, which owns additional Class A Common Shares and Class B Common Shares. On completion of these separation transactions, Ms. Blouin MacBain will no longer be deemed the beneficial owner of any shares beneficially owned by Mr. MacBain or Mr. Teyssonniere. Ms. Blouin MacBain's interest in the the 2,932,679 Class A Common Shares and 17,732,628 Class B Common Shares referred to above will be held indirectly by the Trust through a series of wholly-owned companies.

         (b)   Percent of class:


               64.2 %

               The foregoing percentage is calculated based on a numerator of
               (a) 58,588,150 Class A Common Shares deemed beneficially owned by Ms. Blouin MacBain and a denominator of (b) 92,244,503 Class A Common Shares of Trader (assuming the conversion of all of the Class B Common Shares outstanding) reported to be outstanding as of December 31, 2001 in Trader's Form 20-F filed on April 19, 2002.

         (c)   Number of shares as to which the person has:

               (i)        Sole power to vote or to direct the vote


                          258,492 shares

               (ii)       Shared power to vote or to direct the vote


                          58,329,658 shares

               (iii)      Sole power to dispose or to direct the disposition of


                          258,492 shares

               (iv) Shared power to dispose or to direct the disposition of


                          43,291,777  shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable. The reporting person expressly disclaims membership in a "group" as defined in Rule 13d-1(b)(1)(ii)(J).


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable.


ITEM 10. CERTIFICATIONS

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 13, 2003
                                     --------------------------------
                                                   Date
                                       /s/ Louise T. Blouin MacBain
                                     --------------------------------
                                                Signature

                                         Louise T. Blouin MacBain
                                     --------------------------------
                                                Name/Title